Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142155
PROSPECTUS SUPPLEMENT
(to Prospectus dated April 30, 2007)
Atlas Air Worldwide Holdings, Inc.
     Our prospectus dated April 30, 2007, relating to the offer and sale of up to 7,939,690 shares of our common stock from time to time by certain selling stockholders as described on page 3 of the prospectus, is hereby supplemented and amended to include the following information:
Stockholder Rights Plan
     The description and terms of our rights plan are set forth in a rights agreement, which we have filed as an exhibit to our Current Report on Form 8-K dated May 26, 2009 (filed with the Securities and Exchange Commission on May 27, 2009) and which is incorporated by reference herein. The following summary of the rights agreement is not complete and you should refer to the rights agreement filed by us with the Securities and Exchange Commission for additional information.
     On May 22, 2009, our board of directors adopted a stockholder rights plan and declared a dividend distribution of one stock purchase right for each outstanding share of our common stock to stockholders of record as of the close of business on June 5, 2009. After such date and until the plan distribution date, the rights will automatically attach to each share of our common stock issued. The rights are transferable with our common stock until they become exercisable, but are not exercisable until the plan distribution date (as described below). The rights will expire at the close of business on May 25, 2012, unless we redeem them at an earlier date. Each right entitles the registered holder to purchase one share of common stock at a cash exercise price of $55.00 per share, subject to adjustment in certain circumstances.
     The plan distribution date is (a) the earlier of: (i) the close of business on the tenth business day following the earlier of (1) the first public announcement that a person, entity or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of our outstanding shares of common stock, other than as a result of any stock repurchases by us or certain inadvertent actions by a stockholder, and (2) the date on which a majority of our board of directors has actual knowledge that an Acquiring Person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock (the date of said announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of our outstanding shares of common stock or (b) such later date as our board of directors may determine. A person who would otherwise be an Acquiring Person upon the adoption of the rights agreement will not be considered an Acquiring Person unless and until such person, or any affiliate of such person, acquires beneficial ownership of additional shares of our common stock after the adoption of the rights agreement (other than pursuant to a stock dividend or stock split), in which case such person shall be an Acquiring Person.
     In event that a Stock Acquisition Date occurs, each holder of a right (other than an Acquiring Person or its associates or affiliates, whose rights shall become null and void) will thereafter have the right to receive upon exercise, that number of shares of our common stock (or, in certain circumstances, including if there are insufficient shares of our common stock to permit the exercise in full of the rights, shares or units of preferred stock, other securities, cash or property, or any combination of the foregoing) having a market value of two times the exercise price of the right.

     At any time after a person becomes an Acquiring Person, our board of directors may, at its option, exchange all or any part of the then outstanding and exercisable rights for our shares of common stock at an exchange ratio specified in the rights agreement.
     The rights agreement is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which in the opinion of our board of directors, could impair its ability to represent our stockholders’ interests. The provisions of the rights agreement may render an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.
     This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated April 30, 2007, except to the extent that the information in this prospectus supplement supersedes any information contained in that document.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 2, 2009.

PROSPECTUS

7,939,690 Shares

Common Stock

This prospectus relates to the offer and sale of up to 7,939,690 shares of the common stock of Atlas Air Worldwide Holdings, Inc. from time to time by the selling stockholders as described on page 3 of this prospectus. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. The selling stockholders may offer the shares through public or private transactions at prevailing market prices or at privately negotiated prices, see the “Plan of Distribution” beginning on page 4 of this prospectus for more details. The selling shareholders may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.” See “Plan of Distribution” on page 4 of this prospectus for more details. We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling shareholders against certain liabilities.

The shares are quoted on The NASDAQ Global Select Market under the ticker symbol “AAWW.” On April 12, 2007, the last sale price of the shares as reported by The NASDAQ Global Select Market was $56.77.

Investing in our common stock involves risks that are described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission, or the “SEC”, on March 15, 2007, and/or any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2007.

You should rely only on the information contained in or incorporated into this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus or incorporated by reference into this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and the information incorporated herein by reference. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully and the information incorporated herein by reference, before deciding to invest in our common stock. In this prospectus, references to the “company,” “AAWW,” “we,” “us” and “our” are to Atlas Air Worldwide Holdings, Inc., a Delaware corporation, and its operating subsidiaries, unless the context requires otherwise.

Our Company

We are the leading provider of outsourced aircraft operations and related services, serving the global air freight industry by operating aircraft on behalf of the world’s major international airlines, freight forwarders and the U.S. Military, as well as for our own account. Our geographic operating regions include Asia, Europe, the Middle East, South America and the United States. We are the world’s largest operator of Boeing 747 freighter aircraft with an operating fleet totaling 37 aircraft at March 31, 2007 consisting of 17 Boeing 747 Classic freighters and 20 Boeing 747-400 aircraft. We will be adding to our operating fleet, having placed a firm order for 12 new Boeing 747-8 freighter aircraft in September 2006. All 12 aircraft are expected to be delivered in 2010 and 2011.

We create exceptional value by providing our customers a combination of highly reliable and proven aircraft, a large fleet and scale and scope of our network and operations. We provide flexibility to meet customer aircraft requirements, high-quality operations, and a track record for handling valuable cargo in a safe and timely manner.

Our principal business is aircraft operations outsourcing, with a focus in wide-body freighter operations. We operate aircraft on behalf of airlines, freight forwarders and the U.S. Military, as well as for our own account. Our primary services are:

•	Aircraft operations outsourcing, where we provide major airline customers around the world with aircraft, crew, maintenance, insurance and related operations through long-term contracts or “ACMI”;

•	Scheduled service air-cargo, where we provide freight forwarders and other shippers with scheduled airport-to-airport cargo services;

•	AMC charter, where we provide military air cargo services for the Air Mobility Command;

•	Commercial charters, where we provide all-inclusive cargo aircraft charters to brokers, freight forwarders, direct shippers and airlines; and

•	Dry leasing aircraft to aircraft operators with or without any other support services.

For additional information regarding our business, please see our Annual Report on Form 10-K for the year ended December 31, 2006 and our other filings with the SEC which are incorporated by reference into this prospectus. See, “Where You Can Find More Information” on page 7 of this prospectus.

Risks Related to Our Business

You should carefully consider the risks that are described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 15, 2007, and/or any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Company Information

We were incorporated in Delaware in 2000. Our principal executive offices are located at 2000 Westchester Avenue, Purchase, New York 10577, and our telephone number is (914) 701-8000.

Our website is www.atlasair.com. The information on our website is not a part of this prospectus.

Our airline subsidiaries, Atlas and Polar, hold various trademark registrations and have applications for additional registrations pending in several foreign jurisdictions. This prospectus and the documents incorporated herein by reference also include trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in, or in documents incorporated into, this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate,” “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our future operating results;

•	our ability to obtain external financing;

•	our understanding of our competition;

•	industry and market trends;

•	future capital expenditures;

•	the impact of technology on our products, operations and business; and

•	the details of our transaction with DHL which have not yet been settled.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information available to us as of March 31, 2007. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements in this prospectus or incorporated into this prospectus by reference are not representations or guarantees of future performance and involve certain risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include, but are not limited to, any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Many of such factors are beyond our control and are difficult to predict. As a result, our future actions, financial position, results of operations and the market price for shares of our common stock could differ materially from those expressed in any forward-looking statements made by us. Readers are therefore cautioned not to place undue reliance on forward-looking statements.

We also do not intend to publicly update any forward-looking statements that may be made from time to time by us or on our behalf, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock will go to the selling stockholders.

We will not receive any proceeds from the sale of shares by the selling stockholders. We are registering the shares for resale to provide the selling stockholders with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders’ beneficial ownership of our common stock as of March 12, 2007, the most recent date on which the selling stockholders filed an amendment to their Schedule 13D with the SEC. Neither the selling stockholders nor any of their affiliates has held a position or office, or had any other material relationship, with us in the last three years.

	Number of	Percentage of
	Shares	Outstanding
	Beneficially	Shares		Shares	Percentage of
	Owned	Beneficially	Shares to be	Beneficially	Outstanding
Name & Address Selling	Before	Owned Before	Sold in the	Owned After	Shares Owned
Stockholders	Offering	Offering	Offering	Offering	After Offering

HMC Atlas Air, L.L.C.(1)	7,294,776	34.4%	7,294,776	0	0
Harbinger Capital Partners Special Situations Fund, L.P.(2)	644,914	3.0%	644,914	0	0

(1)	The securities owned by HMC Atlas Air, L.L.C., which we refer to as HMC Atlas Air, may also be deemed to be beneficially owned by Harbinger Capital Partners Offshore Manager, L.L.C. , the class A shareholder of HMC Atlas Air, HMC Investors, L.L.C., its managing member, which we refer to as HMC Investors, Harbert Management Corporation, which we refer to as HMC, the managing member of HMC Investors, L.L.C., Philip Falcone, a shareholder of HMC and the portfolio manager of HMC Atlas Air, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC. Each such person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such person is the beneficial owner of the securities for purposes of Section 13 or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The persons above may also be deemed to be affiliated with HMC Investments, Inc., a registered broker-dealer.

(2)	The securities owned by Harbinger Capital Partners Special Situations Fund, L.P., which we refer to as Special Situations Fund, may also be deemed to be beneficially owned by Harbinger Capital Partners Special Situations GP, LLC, which we refer to as HCPSS, HMC-New-York, Inc., which we refer to as HMCNY, HMC, Philip Falcone, Raymond J. Harbert, and Michael D. Luce. HCPSS is the general partner of the Special Situations Fund, L.P. HMCNY is the managing member of HCPSS. HMC wholly owns HMCNY. Phillip Falcone is the portfolio manager of Special Situations Fund and is a shareholder of HMC. Raymond J. Harbert, and Michael D. Luce are shareholders of HMC. Each such person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such person is the beneficial owner of the securities for purposes of Section 13 or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The persons above may also be deemed to be affiliated with HMC Investments, Inc., a registered broker-dealer.

On February 13, 2007, we entered into a registration rights agreement with our largest stockholder, HMC Atlas Air and its affiliate Harbinger Capital Partners Special Situations Fund, L.P. (together, the “Harbinger Entities”) as required by our Plan of Reorganization. As of March 12, 2007, the Harbinger Entities beneficially owned 7,939,690 shares (or approximately 37.4%) of our common stock, all of which are covered by the registration rights agreement.

Under the registration rights agreement, which was amended on March 12, 2007, we have agreed to file with the SEC, on the earlier of the date on which we become S-3 eligible or April 18, 2007, a shelf registration statement, registering the resale of shares of our common stock that are covered by the agreement and naming the Harbinger Entities as the selling security holders. In addition, at any time after we become eligible to file a registration statement on Form S-3, HMC Atlas Air will have the right to request that we file with the SEC up to two additional registration statements, registering the resale of registrable shares by the Harbinger Entities, subject to certain limitations, including certain “black-out” rights. We also granted the Harbinger Entities piggyback registration rights with respect to registration statements filed by us for public offerings. The Harbinger Entities have agreed to enter into customary lock-up agreements that may be requested by an underwriter in connection with any offerings of common stock by us.

We have agreed to pay for certain registration expenses incurred in connection with any registration statement filed in accordance with the terms of the registration rights agreement and to reimburse the Harbinger Entities for certain legal expenses. The Harbinger Entities may transfer their rights under the agreement to certain persons that acquire at least 5% of our issued and outstanding common stock, provided that HMC Atlas Air will retain the right (i) to request that we file a registration statement with the SEC and (ii) to amend, terminate or waive any term set forth in the agreement.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchaser of the common stock, which discounts, concessions or commissions as to particular underwriters, brokers or agents may be in excess of those customary in the type of transactions involved.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities as underwriters under the Securities Act.

If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The sale of the common stock offered by this prospectus may be effected in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including The NASDAQ Global Select Market;

•	transactions involving cross or block trades;

•	in the over-the counter market;

•	through the distribution by any selling stockholder to its partners, members or shareholders;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In connection with the sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may not sell any or all of the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling stockholders will not transfer, devise or gift the common stock by other means not described in this prospectus. There can be no assurance that any selling stockholders will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public, other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholder and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We have advised each of the selling stockholders that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

LEGAL MATTERS

The legality of our common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Atlas Air Worldwide Holdings, Inc. appearing in Atlas Air Worldwide Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 (including the schedule appearing therein), and Atlas Air Worldwide Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process, relating to the common stock described in this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement for this prospectus as permitted by the SEC. We refer you to the registration statement and its exhibits for additional information about us and the securities that may be sold by the selling shareholders under this prospectus.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by us, any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

In this prospectus, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the documents containing this information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

We incorporate by reference in this prospectus the documents listed below and any other documents we file with the SEC in the future (other than, in all cases, the portions of those documents deemed to be “furnished” to, and not “filed” with, the SEC) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of all the securities that may be offered by this prospectus is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 15, 2007;

•	our Current Reports on Form 8-K, filed with the SEC on January 16, 2007, February 16, 2007, February 27, 2007, March 7, 2007, March 19, 2007, March 22, 2007 and April 3, 2007; and

•	the description of our common stock which is contained in our registration statement on Form 8-A filed with the SEC on June 19, 2001 pursuant to Section 12 of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating that description.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference but not delivered with the prospectus (except exhibits, unless they are specifically incorporated into this prospectus by reference). You should direct any requests for copies to:

Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, New York 10577
Ph: (914) 701-8000
Attention: Adam R. Kokas, Senior Vice President, General Counsel & Secretary